Exhibit 5.1

53rd at Third 885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM /AFFILIATE OFFICES
April 28, 2009	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Northern Virginia Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington. D.C.

The Cooper Companies, Inc.

6140 Stoneridge Mall Road, Suite 590

Pleasanton, California 94588

Re:	Registration Statement on Form S-8 with respect to 1,000,000 shares of Common Stock, par value $0.10 per share

Ladies and Gentlemen:

In connection with the preparation and filing by The Cooper Companies, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form S-8 (the “Registration Statement”) relating to the issuance by the Company of 1,000,000 shares of the Company’s Common Stock, par value $.10 per share (the “Shares”), pursuant to the Amended and Restated 2007 Long-Term Incentive Plan (the “Plan”), and 500,000 rights (the “Rights”) to acquire an aggregate of 5,000 shares of the Company’s Series A Junior Participating Preferred Stock attached to the Shares, you have requested our opinion with respect to the matters set forth below.

In our capacity as your counsel in connection with such registration, we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares and, for the purposes of this opinion, have assumed with respect to the issuance or sale of the Shares that such proceedings will be timely completed in the manner presently proposed. In addition, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and instruments, as we have deemed necessary or appropriate for purposes of this opinion.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies.

April 28, 2009

We are opining herein as to the effect on the subject transaction only of the General Corporation Law of the State of Delaware, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agency within the state.

Subject to the foregoing, it is our opinion that, as of the date hereof:

1. The Shares have been duly authorized and, when issued as contemplated by the terms of the Plan, will be validly issued, fully paid and nonassessable.

2. The Rights have been duly authorized for issuance by all necessary corporate action of the Company, and, assuming the Shares bear the legend required by the Amended and Restated Rights Agreement dated as of October 29, 2007, between the Company and American Stock Transfer & Trust Company, the Rights will be validly issued.

We consent to your filing this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ LATHAM & WATKINS LLP
LATHAM & WATKINS LLP